UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)
c/o Stratasys, Inc. 9600 West 76th Street Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The contents of this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K, including Exhibits 99.1, 99.2 and 101 annexed hereto, are incorporated by reference into the Registrant’s registration statements on Form F-3, SEC file numbers 333-251938 and 333-253780, filed by the Registrant with the SEC on January 7, 2021 and March 2, 2021, respectively, and Form S-8, SEC file numbers 333-190963, 333-236880 and 333-253694, filed by the Registrant with the SEC on September 3, 2013, March 4, 2020, and March 1, 2021, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

Quarterly Financial Statements and Review of Results and Prospects

On November 4, 2021, Stratasys Ltd., or Stratasys, released its financial results for the three and nine months ended September 30, 2021.

Attached hereto as Exhibit 99.1 are the unaudited, condensed consolidated financial statements of Stratasys for the three and nine months ended September 30, 2021 (including the notes thereto), or the Q3 2021 Financial Statements

Attached hereto as Exhibit 99.2 is Stratasys’ review of its results of operations and financial condition for the three and nine months ended September 30, 2021, including the following:

(i)

Operating and Financial Review and Prospects

(ii)

Quantitative and Qualitative Disclosures About Market Risk

(iii)

Legal Proceedings

(iv)

Risk Factors

Attached hereto as Exhibit 101 are the Q3 2021 Financial Statements, formatted in IXBRL (eXtensible Business Reporting Language), consisting of the following sub-exhibits:

Exhibit Number	Document Description
EX-101.INS	IXBRL Taxonomy Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101.SCH	IXBRL Taxonomy Extension Schema Document
EX-101.CAL	IXBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	IXBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	IXBRL Taxonomy Label Linkbase Document
EX-101.PRE	IXBRL Taxonomy Presentation Linkbase Document
EX-104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.
Dated: November 4, 2021	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer